SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Optibase Ltd.

2 Gav Yam Center
7 Shenkar St
P.O.Box , 2170
Herzliya 46120
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit Index

Exhibit Number	Description of Document

99.1	Press Release: Optibase, Ltd. Reports First Quarter 2004 Results.

2

SIGNATURE

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Optibase Ltd. (Registrant) BY: /S/ Zvi Halperin —————————————— Zvi Halperin President and Chief Financial Officer

Date: April 21, 2004

3

FOR: OPTIBASE CONTACT: KCSA CONTACTS:	OPTIBASE, LTD. Yael Paz, Investor Relations Manager 011-972-9-9709-255 Jeff Corbin/Lee Roth (212) 896-1214/(212) 896-1209 jcorbin@kcsa.com, lroth@kcsa.com

FOR IMMEDIATE RELEASE

OPTIBASE, LTD. REPORTS FIRST QUARTER 2004 RESULTS

Reseller Agreement with Nokia Supports Optibase MGW 5100 Strategy

HERZLIYA, Israel, April 21, 2004 – Optibase, Ltd. (NASDAQ: OBAS), a leader in digital streaming solutions over broadband networks, today announced first quarter results for the period ending March 31, 2004.

        Revenues for the first quarter of 2004 were $4 million, compared with $4.4 million in the same period a year ago and with $5.1 million in the fourth quarter of 2003. Net income for the first quarter, was $1.7 million, or $0.13 and $0.12 per basic and fully diluted share, based on 13 and 14 million weighted average shares outstanding respectively, compared with a net loss of $(1.05) million, or $(0.08) per basic and fully diluted share, based on 12.35 million weighted average shares outstanding, for the first quarter of 2003. Sequentially, net income increased approximately $859,000 from a net income of $823,000 in the fourth quarter of 2003.

        As of March 31, 2004, the Company had cash, cash equivalents and other financial investments net, of $53.5 million, and shareholders’ equity of $56 million.

        Commenting on the first quarter results, Zvi Halperin, President and Chief Financial Officer, said, “During the first quarter, Optibase continued to progress in its sales and marketing effort of the MGW 5100. Today’s announcement of our global reselling agreement with Nokia as well as our agreement signed in the fourth quarter of 2003 with Samsung, are strong endorsements for the video-over-broadband movement and more specifically, for our MGW 5100. According to our agreement with Nokia, Nokia will purchase, integrate and resell Optibase systems as a part of their video over xDSL product offering. We believe that this represents a major step forward in our strategy to partner with global infrastructure vendors who can offer end-to-end triple play solutions, further driving the growth of the Broadband TV market.

        While revenues of the MGW 5100 during the first quarter were low, our efforts were not without results. During the first quarter, our sales and marketing efforts, in addition to our efforts to finalize our agreement with Nokia, were focused on the international markets where we began to realize increased interest from large operators in Europe and Asia. We are currently involved in several large-scale trials with major International telecom operators. While the rollout of triple play services by major telecom operators is key to the success of the video-over-IP industry, the decision making process associated with such deployments tends to be longer than with independent operating companies (IOCs) in the United States, which have accounted for the majority of MGW 5100 sales since the product’s introduction early last year.”

        Mr. Halperin continued, “In addition, we remain highly committed to marketing and developing our Building Blocks products. During the first quarter we introduced both MPEG-4 platforms at the lower end and MPEG-2 platforms at the high end, to strengthen and enhance our board business. Our new MPEG-4 encoder, the MPEG MovieMaker 400, offers high quality encoding at low bit rates for many enterprise applications. At the high end, to meet the increasing demand for high definition video, we have introduced VideoPlex HD, a versatile HD MPEG-2 decoding platform. Our well-known MPEG-2 standard definition encoder products have been enhanced with support for the MXF file exchange format and Sony’s MPEG IMX technology. These exciting new technologies add even more value for our customers in the evolving TV Production market. Moreover, our proposed purchase of the assets of Media 100 Inc. is positioned to further strengthen the suite of products offered by Optibase and we believe will enhance the Company’s already strong position within the professional content creation market.”

        Mr. Halperin concluded, “Financially, Optibase remains very sound with our balance sheet continuing to possess $53.5 million in cash and financial investments. During the first quarter we remained profitable with substantial financial income for the quarter and other income resulting from a favorable award in our arbitration with Merrill Lynch totaling $1.4 million net of legal expenses. We remain committed to growing revenues for 2004 over 2003 and we are strengthening our sales teams to achieve this goal. We will also work hard to achieve operational profitability during the year. We believe that Optibase has the right combination of financial wherewithal and technological expertise to be among the leaders in the broadband video delivery market and we are confident in our ability to meet these goals.”

Conference Call: Optibase has scheduled a conference call for 10:00 a.m., to discuss the first quarter results. Interested parties may access the conference call over the Internet via, www.kcsa.com. To listen to the live call, please go to the KCSA Web site at least 15 minutes early to register, download and install any necessary audio software.

About Optibase

        Optibase, Ltd. (NASDAQ: OBAS) provides professional encoding, decoding, video server upload and streaming solutions for Telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cable industries, archiving, high end surveillance, distance learning and business television. Headquartered in Israel, Optibase operates through its fully-owned subsidiary in Mountain View, California and offices in Europe, Japan and China. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

(TABLES TO FOLLOW)

This news release contains forward-looking statements concerning our marketing and operations plans. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s Registration Statement on Form F-1 filed with the United States Securities and Exchange Commission.

This release and prior releases are available on the Company’s Web site at www.optibase.com.

This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

OPTIBASE REPORTS/4

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the First Quarter Ended March 31, 2004

	March 31 2004 $ Unaudited	March 31 2003 $ Unaudited

Revenues	4,019	4,357
Gross profit	2,234	2,428
Operating expenses:
Research and development, net	865	1,276
Selling, general and administrative, net	2,320	2,400
Total operating expenses	3,185	3,676
Operating loss	(951)	(1,248)
Other income (expenses)	1,383	(1,364)
Financial income, net	1,568	1,764
Net income (loss) before equity in loss
of affiliate	2,000	(848)
Equity in loss of affiliate	318	200
Net income (loss)	1,682	(1,048)
Other comprehensive income
Unrealized holding losses on available for
sale securities	(243)	(641)
Total comprehensive income	1,439	(1689)

Net income per share:
Basic	$0.13	$(0.08)
Fully diluted	$0.12	$(0.08)

Number of shares - basic	13,005	12,350
Number of shares - Fully diluted	14,002	12,350
Amount in thousands, except per share data

(Additional Table to Follow)

OPTIBASE REPORTS/5

Optibase Ltd.
Condensed Consolidated Balance Sheets

	March 31 2004 $ Unaudited	December 31 2003 $ Unaudited

Assets
Current Assets:
Cash, cash equivalents and short term investments, net	53,531	52,258
Trade receivables net of bad debts	3,286	2,804
Inventories	3,578	3,652
Other receivables and prepaid expenses	1,708	1,777
Total current assets	62,103	60,491

Other long term investments	1,884	2,232

Fixed assets, net	1,214	1,386
Other assets, net	120	140
Total assets	65,321	64,249

Liabilities and shareholders' equity
Current Liabilities:
Current Maturities	10	14
Trade payables	1,478	1,470
Accrued expenses and other liabilities	5,732	6,207
Total current liabilities	7,220	7,691
Accrued severance pay	2,056	2,080
Total shareholders' equity	56,045	54,478
Total liabilities and shareholders' equity	65,321	64,249

Amounts in thousands

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